UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number: 0‑21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky 40299-2367
(502) 261‑7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Papa John's International, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Papa John's International, Inc. 401(k) Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023, and Schedule of Delinquent Participant Contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Cherry Bekaert LLP
Louisville, Kentucky
June 27, 2024
We have served as the auditor of the Plan since 2006 (such date takes into account the acquisition of MCM CPAs & Advisors LLP by Cherry Bekaert LLP effective October 31, 2023).

Papa John’s International, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets
Cash	$—	$426

Investments at fair value:
Papa John's International, Inc. common stock	3,044,865	3,533,052
Mutual funds	74,464,452	51,960,628
Pooled separate accounts	12,109,999	15,795,946
Collective trust fund	2,920,340	4,227,349
Total investments	92,539,656	75,516,975

Receivables:
Contributions receivable from participants	—	136,801
Contributions receivable from employer	4,328,673	4,664,443
Notes receivable from participants	2,285,370	2,214,690
Total receivables	6,614,043	7,015,934

Net assets available for benefits	$99,153,699	$82,533,335

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2023 and 2022

	2023	2022
Additions (deductions):
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$12,508,814	$(19,833,833)
Interest and dividend income	1,771,617	1,290,033
Total investment income (loss)	14,280,431	(18,543,800)

Contributions:
Participant	8,367,322	8,761,073
Rollover	2,626,046	1,505,186
Employer	4,328,673	4,664,443
Total contributions	15,322,041	14,930,702

Benefits paid to participants	(12,588,980)	(13,473,723)
Administrative fees	(393,128)	(323,234)
Net increase (decrease)	16,620,364	(17,410,055)

Net assets available for benefits at beginning of year	82,533,335	99,943,390
Net assets available for benefits at end of year	$99,153,699	$82,533,335

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

1. Description of Plan
The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan was amended and restated effective July 1, 2022, and subsequently amended effective January 1, 2024. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries who have attained the age of 21 and have completed three months of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan, subject to Internal Revenue Code (“IRC”) limits. The Company makes safe harbor matching contributions to the Plan. The Company contributed, to participants who were active participants at any time during the payroll period, a matching amount equal to 100% of the first 4% of pay for a participants’ compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the IRC. The Company has the ability to provide additional discretionary contributions in excess of the safe harbor matching contribution outlined in the Plan if it so chooses. The Company did not make any discretionary contributions in 2022 or 2023. Participants who die, retire, or are disabled during the Plan year also receive Company matching contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s contributions and Plan earnings. All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.
Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company safe harbor matching contributions are fully vested upon receipt. Company discretionary contributions and related earnings would vest subject to a five-year graded vesting schedule based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.
Distributions and Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.
Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, as defined. The $50,000 limit is subject to reduction by the amount of certain previously outstanding notes. Only two loans are allowed to be outstanding at a time. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The prime rate was 8.50% and 7.50% at December 31, 2023 and 2022, respectively. Interest rates on outstanding loans range from 4.25% to 9.50% maturing at various dates through March 2034. Loans must be repaid within five years, unless the proceeds are used to purchase a principal residence in which case the loan term may be extended. Principal and interest are generally paid ratably through payroll deductions.
Forfeitures
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions and administrative expenses. Forfeitures of approximately $32,000 were used to reduce the administrative fees in 2023. There were no forfeitures that reduced the employer matching contributions receivable in 2023 or 2022. Forfeited amounts approximated $8,000 and $20,000 at December 31, 2023 and 2022, respectively.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company or Plan participants, as provided by the Plan.
Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Employer contributions are funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3. Fair Value Measurements). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management (“Plan Management”) to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:
•Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
•Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.
Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market. These investments are classified as Level 1 investments.

Pooled separate accounts:
Pooled separate accounts (“PSAs”) are privately managed through investment companies and are not publicly quoted. PSAs are comprised primarily of shares of registered investment companies held through sub-accounts of an insurance company. The PSAs are valued using net asset value (“NAV”) as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets held through sub-accounts of a separate account of an insurance company. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. The Plan has concluded that the NAVs reported by the investment companies approximate the fair value of the investments. There are currently no redemption restrictions or unfunded commitments on these investments.
Collective trust fund:
The Principal Stable Value Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The investments are valued using NAV as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are currently no redemption restrictions or unfunded commitments on these investments.
The Plan’s investments measured at fair value on a recurring basis as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$3,044,865	$—	$—	$3,044,865
Mutual funds	74,464,452	—	—	74,464,452
Total assets in fair value hierarchy	$77,509,317	$—	$—	77,509,317
Investments measured at NAV (a)				15,030,339
Investments at fair value				$92,539,656

	December 31, 2022
	Fair Value Measurements
	Level 1	Level 2	Level 3
Papa John's International, Inc. common stock	$3,533,052		$—	$3,533,052
Mutual funds	51,960,628		—	51,960,628
Total assets in fair value hierarchy	$55,493,680	$—	$—	55,493,680
Investments measured at NAV (a)				20,023,295
Investments at fair value				$75,516,975
(a)    Includes pooled separate accounts and a collective trust fund which are measured using NAV as a practical expedient and are not classified in the fair value hierarchy. The fair value amounts presented in this table are shown for the purpose of reconciling to the Statements of Net Assets Available for Benefits.
4. Tax Status
The Plan is based on a volume submitter document provided by Principal Financial Group. The Internal Revenue Service (“IRS”) ruled on June 30, 2020 that the volume submitter document is in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the IRS determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan Management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions that would require recognition or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Transactions with Parties-in-Interest
Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $3,044,865 and $3,533,052 of Papa John’s common stock at December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the Plan had purchases of Papa John’s common stock of approximately $281,000 and $417,000 and sales of approximately $513,000 and $784,000, respectively.
Certain administrative services are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. The Plan has entered into various service agreements with parties in interest. At December 31, 2023 and 2022, the Plan held units in various pooled separate accounts and a stable value fund managed by affiliates of Principal Trust Company, the Plan trustee.

These transactions as well as notes receivable from participants and related activity qualify as allowable party-in-interest transactions under the provisions of ERISA.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, as well as uncertainties related to global events and public health concerns. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.
7. Non-exempt Transactions
During the Plan year December 31, 2023, employee withholdings totaling $689 were not remitted to the trust within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company remitted the withholdings in 2023 and 2024. Lost earnings were remitted to the Plan in June 2024.
During the Plan year December 31, 2022, employee withholdings totaling $379,208 were not remitted to the trust within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company remitted the withholdings in 2022 and 2023. Lost earnings were remitted to the Plan in June 2023.
8. Subsequent Events
Plan Management has evaluated all events or transactions that occurred through June 27, 2024, the date the financial statements were issued, and determined that there were no significant events that would have a material impact on its financial statements and related notes.

Supplemental Schedules

Papa John’s International, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN: 61‑1203323, Plan Number: 001
As of December 31, 2023

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c)	Cost (d)**	Current Value (e)
	Common stock:
*	Papa John's International, Inc.	Common Stock		$3,044,865

	Mutual funds:
	Pimco	Pimco Total Return Institutional Fund		734,980
	Vanguard Group	Vanguard Target RMT Income INV Fund		148,909
	Vanguard Group	Vanguard Target RMT 2020 INV Fund		2,161,681
	Vanguard Group	Vanguard Target RMT 2025 INV Fund		825,896
	Vanguard Group	Vanguard Target RMT 2030 INV Fund		10,893,298
	Vanguard Group	Vanguard Target RMT 2035 INV Fund		2,119,405
	Vanguard Group	Vanguard Target RMT 2040 INV Fund		15,256,396
	Vanguard Group	Vanguard Target RMT 2045 INV Fund		2,371,967
	Vanguard Group	Vanguard Target RMT 2050 INV Fund		9,473,589
	Vanguard Group	Vanguard Target RMT 2055 INV Fund		2,367,136
	Vanguard Group	Vanguard Target RMT 2060 INV Fund		3,602,003
	Vanguard Group	Vanguard Target RMT 2065 INV Fund		439,554
	Vanguard Group	Vanguard Target RMT 2070 INV Fund		21,897
	Vanguard Group	Vanguard Equity-Income ADM Fund		1,651,972
	Blackrock Advisors, LLC	Blackrock High Yield Bond K Fund		1,853,249
	Blackrock Advisors, LLC	Ishares US Aggregate Bond Index K Fund		310,399
	Capital Research and Mgmt Co	American FDS US Gov't SEC R6 Fund		304,207
	Vanguard Group	VNGRD RSL 1000 GR IDX INST FD		6,272,246
	Vanguard Group	Vanguard FTSE SOC IDX ADM Fund		378,299
	Vanguard Group	Vanguard Small Cap Growth Index Admiral Fund		1,263,788
	American Century Investment Management	American Century Mid-Cap Value Fund		811,991
	Dimensional Fund Advisors	DFA Infl Protected SEC I Fund		261,706
	Vanguard Group	Vanguard EMG MK Stk IDX ADM Fund		988,442
	Blackrock Advisors, LLC	Ishares MSCI EAFE Int IDX K Fund		517,057
	Blackrock Advisors, LLC	Ishares S&P 500 Index K Fund		5,160,907
	Vanguard Group	Vanguard Small Cap Value Index Admiral Fund		1,289,550
	PGIM Investments, LLC	PGIM Jennison MD CAP GTH R6 FD		2,983,928
				74,464,452
	Pooled separate accounts:
*	Principal Life Insurance Company	Diversified International Separate Account		1,840,728
*	Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account		761,692
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account		1,457,948
*	Principal Life Insurance Company	Capital Appreciation Separate Account		8,049,631

				12,109,999
	Collective trust fund:
*	Principal Global Investors Trust Company	Principal Stable Value Z Fund		2,920,340
				2,920,340

*	Participant Loans***		$—	2,285,370
				$94,825,026

*	Represents party-in-interest to the Plan.
**	Historical cost information is not required for participant-directed investments
***	Interest rates on notes receivable range from 4.25% to 9.50% and maturity dates range from 2024 through 2034.

Papa John’s International, Inc. 401(k) Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2023

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participate loan repayments are included	Contributions not corrected (b)	Contributions corrected outside VFCP (a)	Contributions pending correction in VFCP
X	$689	$379,208	$—	$—

(a) Related to the Plan year December 31, 2022; Lost earnings were remitted to the Plan in June 2023.
(b) Related to the Plan year December 31, 2023; Lost earnings were remitted to the Plan in June 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 27, 2024	/s/ Ravi Thanawala
Ravi Thanawala
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm